

Quentin Cantu · 2nd

Co-Founder at Ranch Rider Spirits Co.

Austin, Texas, United States · Contact info

500+ connections

4 mutual connections: Roman Gonzalez, Lamar Romero, and 2 others

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Ranch Rider Spirits Co.

The University of Texas at Austin

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2,338 followers

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Experience

Co-Founder
Ranch Rider Spirits Co.
Jan 2020 - Present · 3 yrs 1 mo

Co-Founder
Ranch Hand
Nov 2016 - Jul 2020 · 3 yrs 9 mos
Austin, TX

Ranch Hand is a food and beverage startup in Austin, TX, that focuses on clean ingredients, a transparent supply chain, and innovative products, all with a focus on Texas and the Southwe ...see more

Co-Founder
QE Intelligence
Feb 2016 - Oct 2017 · 1 yr 9 mos
Washington D.C. Metro Area

QE Intelligence is a full service research and communications firm for political and corporate clients across the globe. We have worked with Fortune 500 companies, Silicon Valley CEOs, and pre ...see more

Education

The University of Texas at Austin
Master of Business Administration (M.B.A.), Business Administration and Management, General
2016 - 2018

The George Washington University
Bachelor's Degree, International Relations and Affairs
2006 - 2010
Activities and societies: The George Washington University Honors Program, National Society Of Collegiate Scholars

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Alex Lieberman · 2nd
Cofounder @ Morning Brew / Host @ Founder's Journal
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